DIRECT INSITE CORP.
                                80 Orville Drive
                            Bohemia, New York 11716



                                           October 18, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C.    20549

Re:     Direct Insite Corp.
        Registration Statement on Form SB-2
        Registration No.  333-128039
        -----------------------------------

Gentlemen:

     The undersigned, on behalf of Direct Insite Corp., hereby requests acceleration of Direct Insite Corp.'s aforesaid Registration Statement to Monday, October 23, 2006 at 10:00 a.m., or as soon thereafter as is practicable. The Company would also appreciate telephone notice of such effectiveness to David H. Lieberman, Esq. at (516) 433-1200.

     Direct Insite Corp. acknowledges that:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * We may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        DIRECT INSITE CORP.

                                        /s/ Michael J. Beecher
                                        Michael J. Beecher
                                        Chief Financial Officer


cc:     Maryse Mills-Apenteng
        Facsimile No. 202-772-9210